Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE

Investor Contact: Michael Carlotti	Media Contact: Laura Olson-Reyes
Vice President of Treasury and Investor Relations	Director of Corporate Communications
(702) 584-7995	(702) 584-7742
MCarlotti@ballytech.com	LOlson-reyes@ballytech.com

BALLY TECHNOLOGIES ANNOUNCES FINAL RESULTS OF ITS

MODIFIED DUTCH AUCTION TENDER OFFER

Bally Technologies Accepts for Purchase Approximately 9.9 Million Shares for $396.5 Million

LAS VEGAS, May 12, 2011 — Bally Technologies, Inc. (NYSE:  BYI), a leader in slots, video machines, casino management, and networked and server-based systems for the global gaming industry, announced today the final results of its modified “Dutch auction” tender offer for the purchase of up to $400 million in value of its common stock, which expired at 5 p.m., New York City time, on Friday, May 6, 2011.

Bally has accepted for purchase 9,912,993 shares of its common stock at a purchase price of $40 per share, for an aggregate cost of approximately $396.5 million, excluding fees and expenses relating to the tender offer.  The 9,912,993 shares accepted for purchase in the tender offer represent approximately 18.4% of Bally’s currently issued and outstanding shares of common stock.

Stockholders who properly tendered shares of common stock in the tender offer at or below the final purchase price will have all of their tendered shares purchased at $40 per share.  American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, will promptly issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the tender offer.

BofA Merrill Lynch, Mitsubishi UFJ Securities, and Wells Fargo Securities are the dealer managers for the tender offer.  The information agent for the tender offer is Morrow & Co., LLC.  Stockholders who have questions may call the information agent at (800) 607-0088.  Banks and brokers may call (800) 662-5200.

About Bally Technologies, Inc.

With a history dating back to 1932, Las Vegas-based Bally Technologies designs, manufactures, operates, and distributes advanced gaming devices, systems, and server-based technology solutions worldwide.  Bally’s product line includes reel-spinning slot machines, video slots, wide-area progressives, and Class II, lottery, and central determination games and platforms.  As the world’s No. 1 gaming systems company, Bally also offers an array of casino management, slot accounting, bonusing, cashless, and table-management solutions.  Additional Company information, including the Company’s investor presentation, can be found at BallyTech.com.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Bally common stock.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that are subject to substantial risks and uncertainties.  These statements may be identified by the use of words such as “assumption,” “believes,” “estimates,” “expects,” “goals,” “guidance,” “plans,” “will,” and other words of similar meaning.  Such information involves important risks and uncertainties that could significantly affect Bally’s results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements.  Future results may be adversely affected as a result of a number of risks that are detailed from time to time in Bally’s filings with the Securities and Exchange Commission.  Bally undertakes no obligation to update the information in this press release and represents that the information is only valid as of today’s date.

— BALLY TECHNOLOGIES, INC. —